Mail Stop 4561

September 26, 2008

Lawrence Kusch
Assistant Vice President
The Bank of New York Trust Company, N.A.
2 North LaSalle Street, Suite 1020
Chicago, Illinois 60602

      RE: Government Trust 2-F
              Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2007
              Filed March 31, 2008 and May 15, 2008, respectively
              File No. 000-17202

Dear Mr. Kusch:

      We have completed our review of your Form 10-K and 10-K/A and have no further comments at this time.

                  Sincerely,

                  Kevin W. Vaughn
                  Accounting Branch Chief